UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 4, 2021

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 9.	Other Events

Investment in The Kelsey Howard Lane Partners LLC

On December 4, 2021, HNR Donna LLC, a wholly owned subsidiary of HappyNest Operating Partnership L.P., our operating partnership, purchased 3.00 Units of The Kelsey Howard Lane Partners LLC (“Kelsey LLC”), pursuant to a subscription agreement (the “Subscription Agreement”), for an aggregate investment amount of $150,000. Kelsey LLC plans to indirectly acquire and develop real property located in Austin, Texas (the “Property”), through ownership of a limited partnership interest in The Kelsey Howard Lane Apartment Homes LP. Developments to the Property are expected to include a 383-unit multifamily community, located on approximately 23.63 acres of land.

Each of Stuart Shaw, Casey Bump and Bob Allbright is an owner of our sponsor HappyNest Holdings, LLC, and, in addition, an owner of Bonner Carrington, the sponsor of Kelsey LLC.

The foregoing is a summary of the Subscription Agreement and is qualified in its entirety by reference to the complete text of the Subscription Agreement, which is filed as Exhibit 6.1 to this Current Report on Form 1-U and are incorporated by reference into this Item 9.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: December 9, 2021

Index to Exhibits

Exhibit No.	Description

6.1	Subscription Agreement made as of December 4, 2021 by HNR Donna One LLC.